November 29, 2006

J.P. Morgan Securities Inc.

270 Park Avenue

New York, New York 10017

U.S. Bank National Association

60 Livingston Avenue

EP-MN-WS3D

St. Paul, MN 55107

Re:

J.P. Morgan Alternative Loan Trust 2006-A7

Ladies and Gentlemen:

We have acted as counsel to J.P. Morgan Acceptance Corporation I, a Delaware corporation (the “Depositor”) in connection with the issuance of the J.P. Morgan Alternative Loan Trust 2006-A7, Mortgage Pass-Through Certificates (the “Certificates”) pursuant to a Pooling and Servicing Agreement, dated as of November 1, 2006 (the “Pooling and Servicing Agreement”), among the Depositor, HSBC Bank USA, National Association, as Trustee (the “Trustee”) and U.S. Bank National Association, in its dual capacities as Master Servicer and Securities Administrator.  Capitalized terms used but not defined herein have the meanings provided in the Pooling and Servicing Agreement.

The Certificates will represent the entire beneficial ownership interest in a trust fund (the “Trust Fund”) formed pursuant to the Pooling and Servicing Agreement, the assets of which will consist primarily of a pool of conventional, adjustable rate mortgage loans (the “Mortgage Loans”) secured by first liens on one- to four-family residential properties.

In arriving at the opinions expressed below, we have examined such documents and records as we deemed appropriate, including the following:

(i)

Signed copy of the Registration Statement on Form S-3 (File No. 333-130192) filed by the Depositor with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), on December 7, 2005, and referred to in this letter including all amendments thereto, as the “Registration Statement”).

(ii)

The Prospectus dated September 21, 2006 (the “Basic Prospectus”), as supplemented by the Prospectus Supplement relating to the public Certificates, dated November 28, 2006 (the “Prospectus Supplement”), in the form to be filed with the Commission pursuant to Rule 424(b) under the 1933 Act (the Basic Prospectus, as supplemented by the Prospectus Supplement, the “Prospectus”).

(iii)

Signed copy of the Pooling and Servicing Agreement.

(iv)

Signed copy of the Underwriting Agreement, dated November 28, 2006 (the “Underwriting Agreement”), between the Depositor and J.P. Morgan Securities Inc. and the Purchase Agreement, dated November 29, 2006, between the Depositor and J.P. Morgan Securities Inc. (the “Purchase Agreement”).

(v)

Specimen Certificate of each Class of Certificates (together with the Registration Statement, the Basic Prospectus, the Prospectus Supplement, the Pooling and Servicing Agreement, the Underwriting Agreement and the Purchase Agreement, the “Documents”).

In rendering the opinions set forth below, we have assumed, without independent investigation, that all of the Documents furnished to us are complete and authentic and that all of the Documents have been duly authorized, executed and delivered.  Our opinions are also based on the assumption that all parties to the Pooling and Servicing Agreement will comply with the terms thereof, including all tax reporting requirements contained therein and that all representations made in the Pooling and Servicing Agreement by any party thereto are true, and that the issuance of the Certificates and the other transactions set forth in or contemplated by the Documents are not part of another transaction or another series of transactions that would require the Trust Fund, any investor or any other participant to treat such transaction or transactions as subject to the disclosure, registration, or list maintenance requirements of Section 6011, 6111, or 6112 of the Internal Revenue Code of 1986, as amended.

_____________________________________

The advice below was not written to be used, is not intended to be used and cannot be used by any taxpayer for purposes of avoiding United States federal income tax penalties that may be imposed.  The advice is written to support the promotion or marketing of the transaction addressed in this opinion.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

We are providing the foregoing disclaimer to satisfy obligations we have under Circular 230, governing standards of practice before the Internal Revenue Service.

_______________________________________

Based upon the foregoing, we are of the opinion that: (i) each REMIC described in the Pooling and Servicing Agreement will qualify as a real estate mortgage investment conduit within the meaning of Section 860D of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) the Senior Certificates (other than the Class A-R Certificates) and the Subordinate Certificates, in each case exclusive of the right to receive any Basis Risk Shortfall Carryover Amount or Net WAC Shortfall Carryover Amount, will represent ownership of regular interests in the Upper-Tier REMIC, (iii) the Class A-R Certificate will represent ownership of the sole class of residual interest in the Upper-Tier REMIC and (iv) the statements in the Basic Prospectus under the headings “Material Federal Income Tax Consequences” and “ERISA Considerations”, and in the Prospectus Supplement under the headings “Material Federal Income Tax Consequences” and “ERISA Matters”, to the extent that they constitute matters of federal law or legal conclusions with respect thereto, have been reviewed by us and are correct in all material respects.

These opinions are based upon the existing provisions of the Code and Treasury regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service and existing case law, any of which could be changed at any time.  Any such changes could be retroactive in application and could modify the legal conclusions upon which such opinions are based.  Such opinion is limited as described above, and we do not express an opinion on any other tax aspect of the transactions contemplated by the Pooling and Servicing Agreement or the effect of such transactions on J.P. Morgan Chase & Co., any member of its federal consolidated group or any of its affiliates.

In rendering the foregoing opinions, we express no opinion on the laws of any jurisdiction other than the federal laws of the United States.  This opinion is rendered as of the date hereof and we undertake no obligation to update this opinion or advise you of any changes in the event there is any change in legal authorities, facts, assumptions or documents on which this opinion is based (including the taking of any action by any party to the Documents pursuant to any opinion of counsel or a waiver), or any inaccuracy in any of the representations, warranties or assumptions upon which we have relied in rendering this opinion unless we are specifically engaged to do so.  This opinion is rendered only to those to whom it is addressed and may not be relied on in connection with any transactions other than the transactions contemplated herein.  This opinion may not be relied upon for any other purpose, or relied upon by any other person, firm or corporation for any purpose, without our prior written consent.  We confirm, however, that we are placing no limitation on disclosure of the tax treatment or tax structure of the transaction that is the subject of this opinion.

Very truly yours,

/s/ McKee Nelson LLP